PRESS RELEASE

For immediate release

Neptune Records 123% Sales Increase In Year End Results

September 14, 2005

Laval, Quebec CANADA, September 14, 2005 - Neptune Technologies & Bioressources Inc. (TSX-V: NTB), active in the field of high value-added natural product extraction from marine biomasses, such as krill, today reported financial results for the fiscal year ended May 31, 2005, including a 123% sales increase over last year.

During this last fiscal year, Neptune continued its communication and marketing strategy to penetrate the American and Asian markets, resulting in excellent sales growth.

Financial Results and Highlights:

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Neptune increased sales by 123% to $5,038,000 compared to $2,262,000 in the previous year.

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Neptune significantly increased its EBITDA by $2,000,000 to $401,000, compared to a negative EBITDA of $1,659,000 in the previous year.

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Fourth consecutive quarter with a positive EBITDA.

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Neptune reduced its net loss by 50% to $1,768,000 or $0.069 per share for the year ended May 31, 2005, as compared to $3,534,000 or $0.161 per share in the previous year.

André Godin, Vice-President, Administration and Finance for Neptune Technologies & Bioressources Inc. stated, “We are extremely pleased to be reporting such excellent improvements and results across all financial metrics.  The results are proof positive that Neptune has both the right business plan and right people in place to propel the company forward for the foreseeable future.  Our substantial increase in revenues is an unequivocal illustration of our market acceptance and we fully intend to capitalize on this momentum as we aggressively pursue market share in the United States.  These are exciting times for Neptune and we look forward to providing our valued shareholders with even better results in the year ahead.”

The complete audited annual report will be available on or before September 28th for review on SEDAR at: http://www.sedar.com/NeptuneTechnologies&Bioressources

Stock Option Plan

The board of directors has agreed to grant 1,140,000 options to certain directors and officers, 540,000 of which will vest over a period of 2 years on a semi-annual basis and 600,000 of which will vest over a period of 3 years on a semi-annual basis.  Each of these options will allow its holder to acquire a common share of Neptune at a price of $0.25, until June 14, 2010, subject to the above vesting provisions, to the terms and conditions of the stock option plan and to the policies of the TSX Venture Exchange.

Changes to the Board of Directors

Neptune is pleased to announce that Mr. Michel Chartrand, President and CEO of PharmEssor Group, an important alliance of independent pharmacists, has been appointed as a Director of Neptune.  Neptune also announces that Mr. Michel Rathier and Mr. Louis Léveillé have resigned as Directors of Neptune.

Loan Rollover

Neptune has concluded an arrangement with Société Innovatech du Sud du Québec to extend its $1,500,000 loan until March 31, 2008.  This arrangement provides that all interest accrued as at March 31, 2005 on the initial loan is capitalized into a new unsecured loan of $2,195,342, bearing interest at an annual rate of 15%.  The interest accrued over the first two (2) years of the new loan will be capitalized and those of the third year will be payable monthly during the third year.  The principal of the loan may be converted into common shares of Neptune at a minimum price of $0.32 per share, subject to certain conditions.  The securities issued pursuant to this private placement are subject to a four (4) month hold period following their issuance.  Conditional approval of this arrangement has been granted by the TSX Venture Exchange and final approval will be granted upon the satisfaction of certain conditions.

This press release is available on the Company's on-line Investor Relations HUB for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com/ir/neptune to post questions and receive answers.  Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list.

Neptune Technologies & Bioressources Inc.  http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™).  Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.   Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.   The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries

Herni Harland

henrih@neptunebiotech.com

President & C.E.O.

Investor Relations:

AGORA Investor Relations

http://www.agoracom.com/IR/Neptune

NTB@agoracom.com

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations